Mail Stop 4561

December 11, 2007

Robert Kornstein
President and Chief Executive Officer
New York Residential, Inc.
15 West 72nd Street, Suite 15K
New York, NY 10023

Re: **New York Residential, Inc.**
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed November 13, 2007
        File No. 333-141653

Dear Mr. Kornstein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statements and related notes in accordance with Rule 310 of Regulation S-B.

2.   We note your response to comment no. 28 and your disclosure on page 17 that you are conducting this offering, on a best-efforts basis through Robert Kornstein, your President and Secretary as well as your existing shareholders, Ivan Berkowitz, Avner Maloul and Alan Lowy and that each of these individuals intends, at the end of the offering, to perform substantial duties for or on behalf of the company unrelated to the transaction in securities. Please provide on a supplemental basis a detailed analysis of how these individuals will satisfy the requirements of Rule 3a4-1 of the Exchange Act. In

particular, please explain how each individual falls within the definition of "associated person of an issuer" and discuss the relative percentage of time that each individual will devote to the substantial duties for or on behalf of the company at the end of the offering.

The Offering, page 3

3.   You disclose that units are expected to begin trading on or promptly after the date of this prospectus. However you disclose elsewhere that the units will not trade on an exchange but instead may be quoted on the OTC-BB. Please revise accordingly. In addition, please disclose the basis for your belief that the quotation on the OTC-BB will occur promptly after the date of the prospectus. There does not appear to be any basis for you to assume the quotation of the units or the underlying securities on the OTC-BB.

Summary Financial Data, page 5

4.   Please clarify that the balance sheet data is of June 30, 2007.

Use of Proceeds, page 9

5.   We note your response to comment no. 13 and the revised disclosure on page 9. We continue to believe that you should describe the use of proceeds of the loan provided by Mr. Kornstein and reissue that portion of the comment.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 12

6.   We note your response to comment no. 16 and the revised disclosure on page 12 that you generated approximately $123,000 from activities, and, after deducting costs of $101,874, you had net income of $16,146 for the year ended December 31, 2006. Please revise your disclosure to clarify your revenues and expenses so that they correspond to your net income.

Proposed Business, page 13

7.   Please include detailed disclosure regarding Mr. Kornstein's experience in acquiring and operating residential real estate. In addition, please include disclosure regarding his experience in conducting a public offering of securities and managing a public company.

Compensation, page 16

8.   We note your response to comment no. 25 and the revised disclosure that you expect expenses to be reimbursed will be limited to general and administrative expenses, communications, travel and entertainment. Please expand your disclosure to clarify how communications, travel and entertainment expenses are related to activities on your

behalf and disclose, if true, that there are no limits on reimbursements to your existing stockholders and sole director and executive officer.

Plan of Distribution, page 17

9.   We note that you may engage broker-dealers to distribute the units. Please confirm to us that if you do you will file a post-effective amendment to amend this section to identify the broker-dealer(s) and the material terms of the engagement.

10.   Please disclose the states in which you intend to qualify the offering of your units and disclose any suitability requirements of those states.

Financial Statements and Notes

Note 3 – Proposed Offering, page F-11

11.   We have read and considered your response to comment 30. We note that you revised your MD&A to expand your discussion of terms of the warrants. Please revise to provide similar disclosure in the footnotes of the company's financial statements as of December 31, 2006 and June 30, 2007, as previously requested.

Undertakings, page II-3

12.   We note your response to comment no. 33 that the company has added the requested undertakings. Please revise this section to include the undertakings required by Item 512(a)(4) and (g)(2) of Regulation S-B.

Exhibits

13.   We note your response to comment no. 34 that the company is filing the required exhibits with the amendment. However, your legal opinion does not appear to have been filed. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittenden at 202-551-3472 or Linda van Doorn, Senior Assistant Chief Accountant, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey A. Rinde, Esq.
Hodgson Russ LLP